UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                                                                                             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                                             No ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.                                      English translation of a letter dated December 4, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, December 4, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

Re.: Report of notice of complaint in the case “Asociación de Consumidores y Usuarios de la Argentina  a/EN-Enacom et al. re. Acknowledgement Procedure”

Docket.: 55046/2017

I am writing to you in my capacity as attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the Company), to inform that on December 2, 2019, the Company was served notice, without copies, which were made available on December 3 2019, of a class action initiated by the Consumers and Users Association of Argentina (Asociación de Consumidores y Usuarios de la Argentina, “ACUDA”) in the aforementioned case, before the Federal First Instance Court on -Administrative Contentious Matters No. 6, Secretariat No. 12.

The claim filed by ACUDA, initiated on August 18, 2017, seeks, in summary, to: 1) order Cablevisión S.A. (“Cablevisión”) and Telecom Argentina to carry out all necessary actions to annul the merger by absorption of Cablevisión by Telecom Argentina, announced on June 30, 2017, (the “Merger”); and 2) order the Argentine Federal Government, the Argentine Antitrust Commission (“CNDC”) and the National Communications Regulatory Agency (“ENACOM”) not to approve the merger proposed by Cablevisión and Telecom Argentina.

In accordance with the information provided by Telecom Argentina to the regulatory agencies and the markets, the Merger was authorized by ENACOM Resolution No. 5644-E / 2017 of December 21, 2017 and by the Secretary of Commerce under the terms of subsection a) of Section 13 of Law No. 25,156 on the Defense of Competition, through Resolution No. 374 APN-SECC # MP dated June 29, 2018.

Furthermore, the Merger was granted administrative authorization by the Argentine Securities & Exchange Commission (Comisión Nacional de Valores) and was registered with the Public Registry in charge of the Inspección General de Justicia on August 30, 2018.

From the documentation displayed in the LEX 100 system, it appears that ACUDA extended the complaint, requesting that Resolutions No. 374/18 and 5644/17 issued, respectively, by the Secretary of Commerce and ENACOM, be rendered null and void.

The Company, with the assistance of its legal advisors, will respond in a timely manner to the complaint filed, rejecting it, by virtue that the Merger has been carried out in strict compliance with the provisions of the General Corporations Law No. 19,550, the Law on the Defense of Competition No. 25,156 and the regulations of the applicable telecommunications regulatory framework.

It should be noted that, as informed on March 29, 2019, in re. “Telecom Argentina S.A. c/En-Procurar y otro s/medida cautelar (autónoma)” Docket No. 53155/2018, an injunction has been granted confirming the validity, effectiveness and enforceability of Resolutions Nos. 374/18 and 5644/17.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 4, 2019	By:	/s/ Solange Barthe Dennin
			Name:	Solange Barthe Dennin
			Title:	Alternate Responsible for Market Relations